Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

04030753

June 7, 2004

SEC MAIL RECEIVED
JUN 14 2004
WASH. D.C.

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

6/17

v\mb\ltr\Sec12s.doc

**SCHEDULE 10**

**NOTIFICATION OF MAJOR INTERESTS IN SHARES**



1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Legal & General Group plc and / or its Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Legal & General Group plc and / or its Subsidiaries

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| Registered Holder | Account Designation | Holding |
|---|---|---|
| HSBC Global Custody Nominee (UK) Limited | 914945 | 108,621 |
| HSBC Global Custody Nominee (UK) Limited | 923363 | 28,000 |
| HSBC Global Custody Nominee (UK) Limited | 775237 | 43,819 |
| HSBC Global Custody Nominee (UK) Limited | 886603 | 1,812,780 |
| HSBC Global Custody Nominee (UK) Limited | 775245 | 1,222,391 |
| HSBC Global Custody Nominee (UK) Limited | 130007 | 53,389 |
| HSBC Global Custody Nominee (UK) Limited | 770286 | 75,000 |
| HSBC Global Custody Nominee (UK) Limited | 357206 | 7,726,477 |
| HSBC Global Custody Nominee (UK) Limited | 866203 | 431,874 |
| HSBC Global Custody Nominee (UK) Limited | 904332 | 26,000 |
| HSBC Global Custody Nominee (UK) Limited | 916681 | 16,300 |
| HSBC Global Custody Nominee (UK) Limited | 754612 | 67,000 |
| HSBC Global Custody Nominee (UK) Limited | 361602 | 16,325 |
| HSBC Global Custody Nominee (UK) Limited | 282605 | 517,000 |
| HSBC Global Custody Nominee (UK) Limited | 360509 | 402,656 |
| HSBC Global Custody Nominee (UK) Limited | 766793 | 42,832 |

| | | |
|---|---|---|
| HSBC Global Custody Nominee (UK) Limited | 824434 | 3,150 |
| HSBC Global Custody Nominee (UK) Limited | 924422 | 63,360 |
| | **Total** | **12,656,974** |

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

7 June 2004

12. Total holding following this notification

12,656,974

13. Total percentage holding of issued class following this notification

4.07%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7144 1735

16. Name and signature of authorised company official responsible for making this

notification

Mr Peter Clarke, Company Secretary

Date of notification

7 June 2004

Man Group plc

Annual Report and Accounts for the year ended 31 March 2004 and documentation for the AGM to be held on 7 July 2004

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No. (0)20 7676 1000

NNNN

Man Group plc
2 June 2004

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 May 2004, the Net Asset Value of Athena Guaranteed Futures Ltd was US$70.01, down 2.23% from the previous month.

Contacts:

| | | |
|---|---|---|
| David Browne | Man Group plc | 020 7144 1000 |
| Paul Lockstone | Merlin Financial | 020 7653 6620 |


IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
25 May 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 24 May 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$22.26, down 0.89% from the previous week.

Contacts:

| | | |
|---|---|---|
| David Browne | Man Group plc | 020 7144 1000 |
| Paul Lockstone | Merlin Financial | 020 7653 6620 |


IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
18 May 2004

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 17 May 2004, the Net Asset Value of AHL Diversified Futures Ltd was US$22.46, up 0.90% from the previous week.


Contacts:

| | | |
|---|---|---|
| David Browne | Man Group plc | 020 7144 1000 |
| Paul Lockstone | Merlin Financial | 020 7653 6620 |


IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com